Exhibit 99.4
VIATEL HOLDING (BERMUDA) LIMITED
AUDITORS’REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Viatel Holding (Bermuda) Limited
Hamilton, Bermuda
We have audited the accompanying consolidated balance sheets of Viatel Holding (Bermuda) Limited, a Bermudan Company and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the Company’s consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2006 and December 31, 2005 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ DELOITTE & TOUCHE LLP
London, England
June 29, 2007

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(United States Dollars, in thousands, unless specifically stated)

	December 31,	December 31,
	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	17,679	—
Accounts receivable (net of allowance for doubtful debts of $451, 2005 – $644)	3,766	1,905
Amounts receivable from bankruptcy estates within one year	—	1,565
VAT receivable	3,373	2,775
Prepaid expenses and other current assets	12,402	6,535
Assets held for sale	—	5,524

Total current assets	37,220	18,304

Non-current assets:
Property and equipment, net	41,605	30,522
Deferred financing costs	6,784	7,583

Total assets	85,609	56,409

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Bank overdraft	—	4,436
Accounts payable	18,862	13,201
Accrued expenses	8,818	4,384
Accrued interest	4,293	3,109
Deferred revenue	7,171	1,062
Other current liabilities	5,948	2,503
Liabilities held for sale	—	5,572

Total current liabilities	45,092	34,267

Long–term liabilities:
Loan notes	88,946	58,074
Deferred revenue	27,693	—
Total long–term liabilities	116,639	58,074

Total liabilities	161,731	92,341

Commitments and contingencies (Note 11)

Shareholders’ deficit:
Common stock, $0.01 par value: 2006 – 250,000,000 shares authorised; 10,630,000 shares issued and outstanding, 2005 – 250,000,000 shares authorized; 10,630,000 shares issued and outstanding	106	106
Additional paid–in capital	117,625	117,625
Accumulated other comprehensive income	7,602	8,933
Accumulated deficit	(201,455)	(162,596)

Total shareholders’ deficit	(76,122)	(35,932)

Total liabilities and shareholders’ deficit	85,609	56,409

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(United States Dollars, in thousands, unless specifically stated)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Revenue:
Communication services revenues	31,621	18,595	12,147
Operations and maintenance fee revenue	1,846	1,964	1,828

Total revenue	33,467	20,559	13,975

Operating expenses:
Cost of services sold (exclusive of depreciation shown below)	(17,037)	(12,691)	(7,247)
Selling, general and administrative	(49,017)	(56,346)	(65,244)
Gain on amounts due from bankruptcy estates	4,216	—	3,105
Impairment	—	(242)	—
Depreciation and amortization	(8,070)	(6,538)	(7,036)

Total operating expenses (net)	(69,908)	(75,817)	(76,422)

Other operating income	93	362	17,780

Operating loss	(36,348)	(54,896)	(44,667)

Other income/(expense):
Interest and other income	430	260	774
Interest expense	(13,118)	(8,199)	(4,395)

Net loss from continuing operations before taxation	(49,036)	(62,835)	(48,288)
Taxation	(510)	(666)	241

Net loss from continuing operations	(49,546)	(63,501)	(48,047)

Discontinued operations:
Income from discontinued operations (including profit of $10,622 in 2006 on disposal of Cybernet)	10,698	129	869
Taxation	(11)	(6)	(1)
Net income from discontinued operations	10,687	123	868

Net loss	(38,859)	(63,378)	(47,179)
Foreign currency translation adjustment	(1,331)	(9,526)	3,545

Comprehensive loss	(40,190)	(72,904)	(43,634)

Weighted average common shares outstanding, basic and diluted	10,630	10,630	10,680
Net loss per common share attributable to common shareholders, basic and diluted – continuing operations	(4.66)	(5.97)	(4.50)
Net income per common share attributable to common shareholders, basic and diluted – discontinued operations	1.01	0.01	0.08

Total	(3.65)	(5.96)	(4.42)

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(United States Dollars, in thousands, except “number of shares of common stock”)

	Number of			Deferred	Foregin
	Shares of		Additional	Stock	Currency
	Common	Common	Paid-In	Compen-	Translation	Accumulated
	Stock	Stock	Capital	sation	Adjustments	Deficit	Total

Balance at January 1, 2004	10,730,000	107	98,494	(13)	14,914	(52,039)	61,463
Shares cancelled	(100,000)	(1)	—	—	—	—	(1)
Stock options forfeited	—	—	(61)	13	—	—	(48)
Beneficial conversion feature	—	—	17,612	—	—	—	17,612
Foreign currency translation adjustment	—	—	—	—	3,545	—	3,545
Net loss	—	—	—	—	—	(47,179)	(47,179)

Balance at December 31, 2004	10,630,000	106	116,045	—	18,459	(99,218)	35,392
Beneficial conversion feature	—	—	1,580	—	—	—	1,580
Foreign currency translation adjustment	—	—	—	—	(9,526)	—	(9,526)
Net loss	—	—	—	—	—	(63,378)	(63,378)

Balance at December 31, 2005	10,630,000	106	117,625	—	8,933	(162,596)	(35,932)
Foreign currency translation adjustment	—	—	—	—	(1,331)	—	(1,331)
Net loss	—	—	—	—	—	(38,859)	(38,859)

Balance at December 31, 2006	10,630,000	106	117,625	—	7,602	(201,455)	(76,122)
See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASHFLOWS
(United States Dollars, in thousands, unless specifically stated)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Cash flows from operating activities:

Net loss	(38,859)	(63,378)	(47,179)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,261	7,989	9,140
Loss on disposal of property and equipment	3,579	79	344
Interest expense on long-term debt	8,256	5,603	2,930
Amortization of deferred financing costs	1,632	969	461
Amortization of loan note discount	1,604	1,540	1,003
Deferred income tax liability	—	55	(257)
Stock-based compensation	—	—	(48)
Profit on sale of Cybernet	(10,622)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Decrease/(increase) in accounts and notes receivable	119	(718)	859
Increase in accrued interest expense on loan Notes	1,184	1,154	1,955
Decrease/(increase) in amounts receivable from exchange contracts	—	10,552	(10,552)
(Increase)/decrease in prepaid expenses and other receivables	(4,356)	98	374
Decrease in amounts receivable from bankruptcy estates	1,565	3,755	1,937
Increase in deferred revenue	27,693	—	96
Decrease in accounts payable, accrued expenses and other current liabilities	(7,606)	(300)	(9,401)

Net cash used in operating activities	(7,550)	(32,602)	(48,338)

Cash flows from investing activities:
Capital expenditures	(2,026)	(4,707)	(3,847)
Increase in restricted cash	(387)	(10)	(486)
Proceeds from disposal of Cybernet, net of costs and cash at disposal	8,462	—	—

Net cash used in investing activities	6,049	(4,717)	(4,333)

Cash flows from financing activities:
Proceeds from loan notes	22,086	16,000	52,250
Deferred financing costs associated with loan notes	(832)	(923)	(8,092)
(Repayment of)/proceeds from overdraft facility	(4,436)	4,436	—

Net cash provided by financing activities	16,818	19,513	44,158

Effects of exchange rate changes on cash	953	(3,605)	955
Net increase/(decrease) in cash and cash equivalents	16,270	(21,411)	(7,558)
Cash and cash equivalents included in assets held for sale	1,409	881	868
Cash and cash equivalents at beginning of period	—	21,939	29,510

Cash and cash equivalents at end of period	17,679	—	21,939

Cash and cash equivalents included in assets held for sale	—	1,409	881

Supplemental disclosure of cash flow activity
Interest paid	350	13	2
Interest received	215	254	775
Taxes paid	153	128	—
Receipts from bankruptcy estates	5,785	3,081	5,612
Receipt from Global Voice transaction	23,641	—	—
See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(1) Nature of Business and Basis of Presentation
     Viatel Holding (Bermuda) Limited (“the Company”) operates a pan–European telecommunications network (the “European Network”) comprised of advanced fiber–optic cable systems and interfaces that are owned by, leased to, or otherwise available to the Company. The Company offers a variety of telecommunications products and services including IP transit, dark fiber, bandwidth, leased line services, managed hosting, co–location services, managed Internet Protocol VPN (“IPVPN”), Voice over IP (“VoIP”) and rights of use in capacity. References in these consolidated financial statements to “the Group”, “Viatel”, “we” or “us” refer to Viatel Holding (Bermuda) Limited and its subsidiaries.
     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company currently has limited financial resources available to support ongoing operations, fund its operating business plan and pay ongoing operational obligations as they become due.
     In April 2007, the Company received additional financing from three of its investors, Morgan Stanley &Co. Incorporated (“Morgan Stanley”), Värde Partners, Inc. (“Värde”) and Stonehill Institutional Partners, Inc. (“Stonehill”) (the “April 2007 Financing”) in the amount of US$13.0 million in the following respective amounts: Morgan Stanley US$10.3 million; Värde US$2.5 million and Stonehill US$0.2 million. This was by way of the issuance of increasing rate senior secured loan notes on substantially the same terms as the increasing rate senior secured loan notes issued under each of the previous financings completed with the same three investors on July 1, 2005 (the “July 2005 Financing”), March 14, 2006 (the “March 2006 Financing”) and December 21, 2006 (the “December 2006 Financing”); all such increasing rate senior secured loan notes being together referred to as the “Senior Notes”.
     As at June 27, 2007, the Company entered into an amendment (the “Amendment”) relating to each of the Senior Notes by which it was agreed that the maturity date of each of the Senior Notes be extended from July 1, 2007 to July 1, 2008 and that the Company be able to satisfy future interest payments until July 1, 2008 by way of the issuance of additional Senior Notes. In consideration for such extension of the maturity date, it was further agreed that the interest rate applicable as at July 1, 2007 on each of the Senior Notes be increased by 1% per annum with effect from July 1, 2007.
     On the basis of current cash flow expectations, the Company will, in the short term, require additional financing in order to fund its operations and the continued implementation of its business plan. It is anticipated that such financing will be provided through a combination of the issuance of additional senior secured loan notes (on substantially the same terms as the Senior Notes) to one or more of the current investors and, ultimately, a refinancing of our existing debt facilities (possibly including an early conversion of the US$52.3 million (plus interest) of 8% convertible senior secured notes due 2014 (the “2004 Notes”) issued under the initial debt financing the Company completed with a group of investors (the “Investors”) on April 21, 2004 (the “April 2004 Financing”), (although no proposal with respect to any such early conversion has been made by or on behalf of the Investors), together with potential further investments in the Company’s business from third parties outside the existing group of Investors.
     If the Company does not obtain additional funding and/or refinancing and/or third party investment, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discontinuing or disposing of existing development programmes or business operations, by selling assets or otherwise.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty. If these measures were to be inadequate to cover the Company’s cash needs, the Company would likely become insolvent.
(2) Significant Accounting Policies
     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are expressed in U.S. Dollars. The significant accounting policies are summarized as follows:
(a) Basis of Consolidation
     The financial statements consolidate the Company and its majority–owned and controlled subsidiaries from their respective dates of acquisition. All acquisitions are accounted for by the purchase method, with the excess of the purchase price over the fair value of the assets and liabilities acquired being recorded as goodwill. All intercompany balances and transactions have been eliminated in consolidation.
(b) Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The most significant estimates include accounts receivable reserves, impairment charges, useful lives of fixed assets and valuation of embedded derivatives. Actual amounts and results could differ from those estimates.
(c) AICPA Practice Bulletin, “Confirmation Contingencies in Fresh Start Reporting”
     Included in the balance sheet are amounts considered to be pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11, “Accounting for Pre–Confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre–confirmation contingencies are reported in the statement of operations. In our case pre–confirmation contingencies include amounts realized and to be realized from the claims made by the predecessor, Viatel, Inc. (“the Predecessor) in the bankruptcy proceedings of certain subsidiaries. Estimates are made at each balance sheet date of the certain recoveries and to the extent actual recoveries are in excess of those estimated we have recorded a gain through the statement of operations.
(d) Revenue and Cost of Services Sold
     The Company derives its revenue from the sale of network connectivity, dark fiber, bandwidth and Internet-related services, specifically the sale of VoIP and other Internet value-added services, such as hosting, security and IPVPN. The revenues earned from these services comprise non-recurring revenues principally relating to delivery of equipment and installation thereof and recurring revenues for ongoing telecommunications connectivity and operating and maintenance services. The typical term of a contract for connectivity services is one year or more.
     The Company applies the provisions of Staff Accounting Bulletin Topic 104, “Revenue Recognition”. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. The Company uses either a purchase order or a customer agreement as evidence of an arrangement.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     Capacity contracts relate to specific assets and are accounted for as operating leases as legal title does not pass to the customer. Revenue is recognized over the shorter of the estimated life of the assets and the term of the lease. Where legal title does transfer, the transaction is recognized as a sale of assets.
     Revenue from the delivery of equipment and installation thereof is recognized upon delivery of the equipment and completion of installation, which is deemed to be the date that the relevant service provision is deemed to commence. Revenues for Internet and network connectivity and operating and maintenance services are recognized as earned over the contractual term. When the Company’s services are bundled in a customer arrangement, the related fee is allocated to the multiple elements of the arrangement based on objective evidence of fair value.
     When the customer arrangement dictates that payments are made prior to service delivery, the Company records the advance receipt of payment as a credit to the balance sheet within the deferred revenue account. When a customer pays a non-refundable fee in advance and subsequently cancels service before the end of the contract term, the Company recognizes the remaining deferred revenue as revenue within the statement of operations at the time the service is terminated.
(e) Advertising Costs
     Advertising costs are expensed as incurred. Such costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and amounted to US$252 for the year ended December 31, 2006, US$484 for the year ended December 31, 2005 and US$1,376 for the year ended December 31, 2004.
(f) Taxation
     Income taxes are accounted for under the liability method. Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted. Future tax benefits attributable to these differences, if any, are recognizable to the extent that realization of such benefits is more likely than not. A valuation allowance is applied to deferred tax assets in order to reduce them to the amount that is more likely than not to be realized.
(g) Net Loss per Common Share
     Basic net loss per common share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2006, 2005 and 2004, no outstanding stock options have been included in the calculation of diluted net loss per share as the effect would be anti–dilutive.
(h) Property and Equipment
     At December 31, 2006 and December 31, 2005 property and equipment included property and equipment acquired from the Predecessor, which is stated at fair value upon acquisition. All acquisitions of capital equipment thereafter, principally comprising telecommunications-related equipment, are stated at cost.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     Depreciation is calculated on a straight–line basis over the assets’ estimated useful lives, which are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Depreciation of equipment held under capital leases and of leasehold improvements is included in the consolidated statement of operations as “Depreciation and amortization”, and is calculated on a straight–line basis over the estimated useful lives of the assets, or the related lease term, whichever is shorter. The estimated useful lives of the other assets are as follows:

Communications systems and network infrastructure	5 to 18 years
Furniture, office and computer equipment	2 to 5 years
Land	Not depreciated
(i) Research and Development
     The following table summarizes our research and development from the 2004 fiscal year through to December 31, 2006. During 2006, the Company continued its development activity in respect of VoIP product lines and underlying network and technical solutions.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004
Research and development	876	1,321	1,093
(j) Intangible Assets
     Intangible assets purchased, including customer relationships, are capitalized at fair value and are amortized over their expected useful lives on a straight-line basis.
     Negative goodwill arises where the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the consideration for the acquired entity. Negative goodwill is allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except: (1) financial assets other than investments accounted for by the equity method, (2) assets to be disposed of by sale, (3) deferred tax assets, (4) prepaid assets relating to pension or other postretirement benefit plans, and (5) any other current assets.
     The Company has no indefinite lived intangible assets or goodwill.
(k) Impairment of Long–lived Assets
     The Company periodically reviews the carrying values of long–lived assets to determine whether there has been any impairment of these assets and the appropriateness of their remaining useful lives. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long–lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     Under the testing for impairment, estimates of future cash flows are used to test the recoverability of a long–lived asset, and are based on the existing service potential of the asset. These estimates exclude cash flows associated with future capital expenditures that would increase the service potential of the long–lived asset. There is an inherent uncertainty in estimating future cash flows which can have a material affect on the amount of any impairment.
(l) Cash and Cash Equivalents
     Cash equivalents include highly-liquid debt instruments purchased with an original maturity of three months or less.
(m) Restricted Cash
     Cash and cash equivalents are considered restricted when they are subject to contingent rights of a third party customer under bid, performance related and other bonds associated with contracts that the Company is not unilaterally able to revoke.
     The Company had restricted cash as at December 31, 2006 of US$863 and US$496 within assets held for sale as at December 31, 2005.
(n) Amounts Receivable from Exchange Contracts
     Amounts due under currency options straddling the year end are recorded as Amounts Receivable from Exchange Contracts.
(o) Loan Notes
     In connection with the April 2004 Financing, the Company issued US$52.3 million of 2004 Notes. The 2004 Notes have an embedded put option and a beneficial conversion feature. The embedded put option is bifurcated and recorded at fair value along with the carrying value of the 2004 Notes. Changes in fair value of the put option are recorded in the statement of operations.
     The beneficial conversion feature, representing the difference between the conversion price and the share price on the issuance date, is recorded within Additional Paid in Capital in Shareholders’ Equity. The corresponding discount on the 2004 Notes is being amortized using the effective interest method over their term.
     Direct costs associated with the issuance of the 2004 Notes are recorded as deferred financing costs and amortized over their term.
     In connection with the July 2005 Financing, the March 2006 Financing and the December 2006 Financing the Company issued US$16.0 million, US$8.8 million and US$13.0 million of Senior Notes, respectively. The Senior Notes have an embedded put option and an increasing rate interest feature. The total interest payable on the loan notes is being amortised using the effective interest rate method over their term. The embedded put option is bifurcated and recorded at fair value along with the carrying value of the Senior Notes. Changes in the fair value of the put option are recorded in the statement of operations.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(p) Foreign Currency Translation
     The functional currency of each of the Company’s subsidiaries is the local currency of the country in which each subsidiary is located as this is the currency in which the subsidiary primarily generates and expends cash. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange at the date of each transaction.
     Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is recorded and the date on which it is either settled or translated at period–end exchange rates are recognized in the statement of operations. The foreign exchange gain recognized in the statement of operations and included in “Selling, general and administrative expenses” amounted to US$2.1 million for the year ended December 31, 2006, US$3.9 million for the year ended December 31, 2005 and US$1.6 million for the year ended December 31, 2004.
     The financial statements of foreign subsidiaries are translated into United States Dollars using the current–rate method. Accordingly, assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date and the statements of operations of overseas subsidiaries are translated into United States Dollars at average exchange rates for the year. Exchange differences arising from retranslation at period–end exchange rates of the opening net investments and results for the period are charged or credited directly to the foreign currency translation adjustment within accumulated other comprehensive income in shareholders’deficit.
(q) Financial Instruments, Derivatives and Concentration of Credit Risk
     At December 31, 2006 the Company’s financial instruments included cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, the 2004 Notes and the Senior Notes. It is not practicable to estimate the fair value of either the 2004 Notes or the Senior Notes as a quoted market price is not available.
     As at December 31, 2006, the face value of the 2004 Notes was US$52.3 million and the face value of the 2004 Notes issued on July 15, 2004, January 15, 2005, July 15, 2005, January 15, 2006 and July 15, 2006 in lieu of interest was US$10.0 million. The 2004 Notes have a fixed interest rate of 8% which is payable semi-annually and mature on April 21, 2014.
     As at December 31, 2006, the face value of the Senior Notes issued under the July 2005 Financing, March 2006 Financing and December 2006 Financing was US$37.8 million. These Senior Notes carry an interest rate of 13.0% (in relation to the Senior Notes issued under the July 2005 Financing), 13.0% (in relation to the Senior Notes issued under the March 2006 Financing) and 12.75% (in relation to the Senior Notes issued under the December 2006 Financing) payable semi annually, on January 15 and July 15 each year. Under the terms of the Amendment, the Senior Notes mature on July 1, 2008. The fair values, at December 31, 2006 and at December 31, 2005, of cash and cash equivalents, overdrafts, receivables, accounts payable and accrued interest approximated their carrying values because of the short–term nature of these instruments.
     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     The Company’s derivative instruments at December 31, 2006 and December 31, 2005 were valued at zero and the Company did not enter into any activities resulting in derivative instruments during the years then ended other than the embedded derivatives related to the put option on the loan notes.
     The Company records all derivative instruments on the balance sheet at fair value. Changes in a derivative’s fair value are recognized in income unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to income. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive loss and are recognized in the consolidated statement of operations when the hedged item affects income and the cash flows are classified consistent with the underlying hedged item. For purchased foreign currency options, the entire change in fair value is included in the measurement of hedge effectiveness for cash flow hedges. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to income.
     The Company designates and assigns derivatives as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments.
     The Company has a diverse customer base, but does have a concentration within the telecommunications industry. Current industry conditions have adversely affected other telecommunications providers, some of whom are customers of the Company. Such adverse effects could result in an inability to fulfil their obligations to the Company, including payment of amounts owed for services provided.
(r) Stock Option Plan
     The Company has adopted Statement of Financial Accounting Standard (“SFAS”) No.123R (revised 2004) “Share-Based Payment”, using the modified prospective method. No options have been granted since December 31, 2003 under the equity incentive plan adopted by the Company in June, 2002 (the “Equity Incentive Plan”) and all previously granted options had either exercised or been forfeited by December 31, 2004. In previous periods the Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for the stock option plans that it operated and applied the disclosure only provision of SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”)
     The table below shows the pro forma net income of the Company if SFAS No.123 had been adopted, calculated using the Black–Scholes option pricing model. The following assumptions were applied in calculating the fair value of options awarded by the Predecessor during 2002 prior to June 7, 2002 (the “Effective Date”), being the effective date of the First Amended Joint Chapter11 Plan of Reorganisation of Viatel, Inc. and certain of its subsidiaries (the “Plan of Reorganisation”): (1) a risk-free interest rate of 4.48%; (2) an expected life of the options of 5 years; (3) volatility of approximately 48.13%; and (4) an annual dividend yield of 0%.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004
Net loss as reported	(63,378)	(47,179)
Add: non–cash stock–based compensation income, net of tax	—	(48)
Less: SFAS 123 stock–based compensation charge, net of tax	—	69
Pro forma net loss	(63,378)	(47,158)
Pro–forma basic and diluted loss per share	(5.96)	(4.42)
Basic and diluted net loss per common share, as reported	(5.96)	(4.42)
(s) Segment Information
     The Company reports segment information in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance.
(t) Comprehensive Loss
     The Company reports comprehensive loss in accordance with SFAS No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”). SFAS No. 130 establishes guidelines for the reporting and display of comprehensive loss and its components in financial statements. Comprehensive loss includes charges and credits to equity that are not the result of transactions with Shareholders. Included in other comprehensive loss for the Company are foreign currency translation gains and losses.
(u) Recent Accounting Pronouncements Not Yet Adopted
     In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as clarifying that beneficial interests in securitized financial assets are subject to SFAS No. 133. In addition, SFAS No. 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that the adoption of this statement will not have a material effect on its financial condition or results of operations.
     In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The Company is currently in the process of evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. FIN 48 is effective for fiscal years beginning after December 15, 2006.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No.157”) to provide a single definition of fair value, being a market-based measurement, and set out a fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after 15 November 2007. The Company is currently in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its financial position and results of operations.
     In November 2006, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 06-6, “Debtor’s Accounting for a Modification or Exchange of Convertible Debt Instruments” (“EITF 06-6”). EITF 06-6 concludes that the change in the fair value of an embedded conversion option resulting from an exchange of debt instruments or a modification in the terms of an existing debt instrument should not be included in the cash flow test used to determine whether the terms of the new debt instrument are substantially different from the terms of the original debt instrument under EITF Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” (“EITF 96-19”). A separate analysis must be performed if the cash flow test under EITF 96-19 does not result in a conclusion that a substantial modification or an exchange has occurred. This consensus supersedes the consensus in EITF Issue No. 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instrument and Related Issues” and it applies to modifications or exchanges of debt instruments that occur in interim or annual reporting periods beginning after November 29, 2006. The adoption of EITF 06-6 is not expected to have a significant impact on the Company’s financial position and results of operations.
     In November 2006, the EITF reached consensus on Issue No. 06-7, “Issuer’s Accounting for a Previously Bifurcated Conversion option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in Statement 133” (“EITF 06-7”). EITF 06-7 concludes that an entity should reclassify to shareholder’s equity the carrying value of a previously bifurcated conversion option liability that no longer meets the bifurcation criteria in Statement 133. The debt discount recorded at issuance should continue to be amortised over the remaining term of the instrument. Upon conversion of an instrument in the scope of EITF 06-7, any remaining unamortized discount should be immediately recognized as interest expense. Upon extinguishment, a portion of the reacquisition price should be allocated to equity based on the fair value of the conversion option at the extinguishment date with the remaining amount being allocated to debt to determine the extinguishment gain or loss. This applies to all bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in Statement 133 in periods beginning after December 15, 2006, regardless of when the debt instrument was issued. The adoption of EITF 06-7 is not expected to have a significant impact on the Company’s financial position and results of operations.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No.159”) – including an amendment of FASB Statement No. 115. This Statement permits entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. Unrealised gains and losses on items for which the fair value option has been elected would be reported in net income at each subsequent reporting date, and upfront costs and fees related to those items would be recognized in net income as incurred and not deferred. SFAS 159 is effective for fiscal years beginning after 15 November 2007, although entities electing to adopt the statement early, which is permissible from 1 January 2007, may designate certain items retrospectively. The Company is currently in the process of evaluating the impact that the adoption of SFAS No. 159 will have on its financial position and results of operations.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(3) Property and Equipment
     Property and equipment from continued operations consists of the following as of December 31:

	2006	2005

Land and buildings	564	482
Communications systems and network infrastructure	68,049	49,792
Furniture, office and computer equipment	2,505	1,857

	71,118	52,131
Less accumulated depreciation	(29,513)	(21,609)

Net book value	41,605	30,522

     Communications systems and network infrastructure includes Indefeasible Rights of Use (“IRUs”) for the network capacity. These IRUs are for substantially all of the economic life of the asset and were prepaid in full on initial acceptance. Accordingly, they have been treated as capital leases. To the extent these IRUs were entered into by the Predecessor, these capital leases were recorded at fair value in line with fresh start accounting upon emergence from Chapter 11.
     Depreciation on property and equipment, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$8,069 for the year ended December 31, 2006, US$6,538 for the year ended December 31, 2005 and US$6,061 for the year ended December 31, 2004.
(4) Intangible Assets
     Intangible assets of continued operations consist of the following as of December 31:

	2006	2005

Customer Relationships	2,209	1,927
Less accumulated amortization	(2,209)	(1,927)

Net book value	—	—

     Amortization on intangible assets, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$nil for the year ended December 31, 2006, US$180 for the year ended December 31, 2005 and US$975 for the year ended December 31, 2004.
(5) Deferred financing costs
     Deferred financing costs consist of the following as of December 31:

	2006	2005

Financing costs	9,848	9,015
Less accumulated amortization	(3,064)	(1,432)

Net book value	6,784	7,583

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(6) Loan notes
     The 2004 Notes have a ten year maturity, and are convertible, at the option of the holder, into the Company’s common shares upon the occurrence of certain specified “liquidity events”, such as a change of control or an initial public offering, or if not previously converted, after the ninth anniversary of issuance, or upon the request of the holders of a majority of the 2004 Notes. There are two embedded derivatives within the convertible loan note ‘host’ contract, a change of control put option and an equity conversion feature. The put option allows the loan note holder to put back the loan notes to the Company for cash equal to the value of 101% of the principal of the loan notes, should a change of control of the Company be effected. The equity conversion version feature allows the loan note holder to convert the loan notes into equity, upon the occurrence of a specified “liquidity event”, at a conversion price linked to the equity value of the Company, which in turn is related to the share price of the Company.
     The change of control put option is separately accounted for pursuant to SFAS No. 133. The fair value of the embedded derivative is deemed to be nil at each of the issuance date, April 21, 2004, and the balance sheet dates, December 31, 2006 and 2005 as the likelihood of the loan note holder exercising the put option, should a change of control occur, has been assessed by management as being remote.
     The convertible feature within the 2004 Notes is not required to be separately accounted for pursuant to SFAS No. 133. The feature has therefore been accounted for in accordance with the EITF, Issue 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio” and Issue 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”. These Issues require that an intrinsic value is assigned to the convertible feature at the date of the issuance of the loan notes, based on the difference between the conversion price and share price multiplied by the number of shares issued upon conversion.
     The beneficial conversion feature embedded within these notes was valued at US$17.4 million, and this amount has been recorded at a discount against the principal value. This discount is then amortized over the term of the loan notes based on the effective yield method (the imputed interest on the notes is 4.13%) resulting in a reduction of the discount of US$4.1 million by December 31, 2006 as compared with US$2.5 million by December 31, 2005. On July 15, 2004, January 15, 2005, July 15, 2005, January 15, 2006 and July 15, 2006 interest accumulated to date on the principal value of the loan notes in the respective amounts of US$976, US$2.1 million, US$2.2 million, US$3.3 million and US$3.8 million respectively was converted into additional notes. These notes had a beneficial conversion feature of US$195, US$426, US$nil, US$nil and US$nil respectively on issuance, which had amortized by US$127 by December 31, 2006.
     Interest on the 2004 Notes is 8% per annum, to be compounded and payable semi-annually by way of additional notes or, at the Company’s option, in cash.
     Upon conversion of all or a large portion of the 2004 Notes, persons previously holding such convertible loan notes will hold a significant majority of our common shares, assuming that the Company has not issued shares other than on a conversion of the convertible loan notes. Both prior to and following conversion, and until such time as the Investors directly or indirectly together hold, on a fully diluted basis, 25% or less of the Company’s common shares, material corporate actions will effectively require the consent of the Investors or their transferees.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     The 2004 Notes do not include any financial covenants but do contain covenants that significantly limit or prohibit the Company’s ability to, amongst other things, incur indebtedness, engage in certain transactions and change the Chief Executive Officer.
     The holders of the 2004 Notes (and their transferees) effectively have the right, at any time, to increase the size of the Board and to approve a majority of the Board to be designees of the holders of the 2004 Notes.
     In connection with the July 2005 Financing, the March 2006 Financing and the December 2006 Financing the Company issued Senior Notes with a principal value of US$16.0 million, US$8.8 million and US$13.0 million respectively.
     Interest is payable on the Senior Notes at the rate of (1) 12% per annum from July 15, 2005 in relation to the July 2005 Financing, thereafter increasing by 0.5% per annum on each interest date beginning January 15, 2006; (2) 12.5% per annum in relation to the March 2006 Financing, thereafter increasing by 0.5% per annum on each interest date beginning July 15, 2006; and (3) 12.75% per annum in relation to the December 2006 Financing, thereafter increasing by 0.5% per annum on each interest date beginning January 15, 2007. Redemption of the Senior Notes at the Company’s option is allowable at any time for 100% of the principal amount plus accrued interest up to the date of redemption and a put option which allows the loan note holder to receive 101% of the principal of the loan note should there be a change in control of the Company.
     The interest charge for the year has been accounted for, in accordance with the EITF, Issue 86-15, using the effective yield interest method over the term of the Senior Notes.
(7) The Global Voice Transaction
     On June 21, 2006, the Company entered into a transaction with Global Voice Group Limited (“Global Voice”). Under the terms of the agreement Global Voice paid Viatel €18.5 million ($23.6 million) in cash and transferred legal title (where possible) to certain metropolitan network infrastructure comprising five fibre pairs in each of seven European cities (the “metrofibres”) to the Company.
     In exchange, the Company granted to Global Voice an Indefeasible Right of Use (“IRU”) over certain elements of its European Network and transferred title to certain elements of its network in Germany to Global Voice. Under the IRU agreement, the Company has a put option and Global Voice has a call option over the applicable network assets with a strike price of €1. The options are exercisable on or after June 21, 2012. The Company also assigned the benefit of the revenues arising under certain specified wholesale customer contracts; by reference to May 2007 revenues, this currently represents an annual revenue stream of approximately €1.7 million (US$2.2 million approximately). The Company continues to provide the operational services required to support such customer contracts; Global Voice is, however, liable for the charges that the Company incurs in respect of the lease of third party circuits or other connectivity or equipment required in this regard.
     On an ongoing basis, with effect from the first anniversary of the agreement, Global Voice pays 50% of the operating costs relating to the elements of the European Network under the IRU, subject to a cap based upon actual 2006 costs and that is indexed for inflation thereafter. This contribution is offset against the actual costs incurred within selling, general and administrative expenses and part of the €18.5 million ($23.6 million) cash consideration received upfront has been accounted for as the first year’s operating cost contribution.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
In addition, the Company pays a contribution to the operating costs of the metrofibres, capped at €70,000 (US$92) per annum.
     The various elements of the agreement have been recorded at fair value in the financial statements for the year ended December 31, 2006. The metrofibres transferred from Global Voice have been recognized on the Company’s balance sheet at their fair value of $23.1 million and are being depreciated over their estimated useful economic life. The contribution towards the operating costs payable to Global Voice for the metrofibres are charged to the income statement as incurred.
     In relation to the benefits of the customer contracts assigned to Global Voice, in accordance with EITF 88-18 “Sales of Future Revenues”, the estimated present value of the revenues under those contracts is recorded as floating rate debt.
     Non-cash investing activities arising from this agreement were an increase in fixed assets of $17.0 million.
(8) Other operating income
     As of December 31, 2006, the Company had income of US$93 relating to the recharge of certain regulatory fees and sale of equipment to third parties. In the year ended December 31, 2005, the Company had income of US$362 relating to sales of spare equipment. In the year ended December 31, 2004, the Company had certain claims against Easynet Telecommunications Limited (“Easynet”) in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of £6.9 million (US$13.0 million approximately) which was paid in two equal instalments in March 2004 and September 2004, the second instalment having accrued interest at an annual rate of 4%. These settlement amounts, other than the interest income received, were recorded within other operating income during 2004. The settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. As at December 31, 2003 and 2002 the Company had a liability for future performance obligations of US$4.6 million under the contract with Easynet. Under the terms of the settlement, the Company was relieved of this obligation and accordingly recognized the release of the liability in the statement of operations within in 2004 upon receipt of the final settlement payment.
9) Discontinued Operations
     The Company made the decision during 2005 to sell its investment in Cybernet (Schweiz) AG (“Cybernet”) in order to realize funds that would enable it to support further the development of its UK business. The Company signed a share purchase agreement on October 20, 2005 with Swisscom Fixnet AG for the sale of Cybernet; the sale was conditional in particular upon both regulatory approval and the passing of a resolution of the Shareholders approving the transaction. Following satisfaction of all conditions, completion of the sale occurred on March 21, 2006.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     The Balance Sheet for Cybernet included in the consolidation as at December 31, 2005 was as follows:

Year ended
December 31,
2005
Assets
Current assets:
Cash and cash equivalents	1,409
Restricted cash	496
Accounts receivable	1,981
VAT receivable	(68)
Prepaid expenses and other current assets	170

Total current assets	3,988
Property and equipment, net	336
Intangible assets, net	1,200

Total assets	5,524

Liabilities
Current liabilities:
Accounts payable	1,231
Accrued expenses	1,477
Deferred revenue	2,854

Other current liabilities	10

Total current liabilities	5,572

     The Income Statement for Cybernet for the period ended March 21, 2006, and the years ended December 31, 2005 and 2004 was as follows:

	Period Ended	Year Ended	Year Ended
	March 21,	December 31,	December 31,
	2006	2005	2004

Total revenue	4,538	18,266	14,815

Operating expenses:
Cost of services sold	(3,044)	(12,674)	(9,291)
Selling, general and administrative	(1,276)	(5,057)	(2,552)
Depreciation and amortization	(192)	(1,210)	(2,104)

Total operating expenses (net)	(4,512)	(18,941)	(13,947)
Other operating income	49	802	–
Operating income	75	127	868

Other income
Interest and other income	1	2	1

Net income before taxation	76	129	869
Taxation	(11)	(6)	(1)

Net income from discontinued operations	65	123	868
Profit on disposal	10,622	–	–
Net income from discontinued operations	10,687	123	868

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(10) Taxation
     The Company’s principal operations were undertaken in jurisdictions other than Bermuda for the years ended December 31, 2006 and 2005.
     The Company is organized and tax resident in Bermuda. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, the Company and all its subsidiaries registered in Bermuda have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.
     A reconciliation of the differences between income taxes computed at a statutory rate of 30% and the total provision for income taxes is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005

Loss before tax	(49,036)	(62,835)
@ 30%	(14,711)	(18,851)
Permanent differences	(1,421)	689
Effect of overseas tax rates	3,300	(25,970)
Effect of double taxation	–	125
Prior year adjustment	10,585	40
Valuation allowance movement	2,757	44,633
Total tax charge – continuing operations	510	666
     Although the Company is organized in Bermuda, which is subject to zero percent income tax, the Company reconciles to the UK statutory rate of 30% because its principal operations are in the UK and it is therefore more meaningful to the users of the financial statements.
     The majority of the Group’s tax losses arise within VTL –TP (Bermuda) Limited which is a Bermudian resident company that is tax resident in the UK where the statutory rate is 30%.
     The statutory Bermuda tax rate for the year ended December 31, 2006 was zero (2005 – zero) and the statutory rates in the jurisdictions in which the Company operates range from 23% to 40.2% (2005 – 23% to 40.2%). The effective tax rate was 1% for the years ended December 31, 2006 (2005: -1%) mainly due to US State income taxes. No tax benefit has been recorded in respect of net tax losses arising in the period.
     The significant reconciling items between pre-tax income at the statutory tax rate and the tax charge reflected in the income statement are the movement in the valuation allowance on the current-year losses and fixed asset temporary differences for which no benefit is being recorded, as described below.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows as of December 31, 2006 and 2005:

	December 31,	December 31,
	2006	2005

US net operating loss carryforwards	1,747	1,208
Foreign net operating loss carryforwards	162,060	109,337
Foreign property and equipment temporary differences	117,455	167,960

Total gross deferred tax assets	281,262	280,505
Less valuation allowance	(281,262)	(280,505)

Net deferred tax assets	—	—

     The Company has reassessed its gross temporary differences during the year which had the net effect of increasing the gross deferred tax assets by US$2.8 million. However, this has had no effect on the statement of operations nor the balance sheet as a full valuation allowance has been placed against these assets.
     The Company has unused net operating loss carryforwards of approximately US$540.2 million. Of this amount, US$5.0 million (2005 – US$5.0 million) represents US net operating losses expiring in 2007 through 2021. Other net operating losses have no expiration. Certain losses arising in foreign jurisdictions are expected to continue to be available to the Company, although their use may be subject to restrictions in the US and elsewhere.
     Foreign net operating loss carryforwards were US$535.2 million as of December 31, 2006, US$212.2 million higher than as of December 31, 2005. This increase is attributed to an increase in losses in all foreign jurisdictions.
     The Company has deferred tax assets as a result of the consolidated book value of the European Network being considerably less than its original cost and tax basis. Any realization of the asset would be dependent upon suitable profits being generated in the relevant territories. Due to the uncertainty surrounding the base profitability in the relevant territories, a full valuation has been placed against the asset.
     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the respective tax jurisdiction during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. Management believes that it is more likely than not that the tax benefit from the deferred tax assets will not be realized. Accordingly, management has recorded a full valuation allowance against the net deferred tax assets.
     The unremitted earnings, if any, of the Company’s foreign subsidiaries are considered by management to be indefinitely reinvested and accordingly no income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company could be subject to income taxes (subject to an adjustment for foreign tax credits, where applicable) and withholding taxes payable to the various foreign counties. Determination of the amount of unrecognized foreign deferred income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(11) Commitments and Contingencies
(a) Leases and long-term contracts
     At December 31, 2006, the Company was committed under non–cancellable operating leases for the rental of network locations, office space, motor vehicles and long-term contracts for standby maintenance. These leases expire at various times through to May 2029.
     The Company’s future minimum operating lease and long-term contract payments are as follows:

	Network	Standby	Office	Motor
	Locations	Maintenance	Space	Vehicles	Total

2007	4,845	4,883	959	29	10,716
2008	3,222	1,464	816	–	5,502
2009	2,945	981	814	–	4,740
2010	2,579	984	814	–	4,377
2011	2,002	935	814	–	3,751
Thereafter	15,353	10,261	407	–	26,021

Total minimum payments	30,946	19,508	4,624	29	55,107

     Total rent expense amounted to US$11.3 million for the year ended December 31, 2006, US$11.5 million for the year ended December 31, 2005, and US$12.2 million for the year ended December 31, 2004.
(b) Litigation
     In September 2003, the Company’s French subsidiary Viatel Operations SA (“Viatel Operations”) filed a claim for approximately €7.7 million (approximately US$10.1 million) in the Tribunal of Lille, France, against Voies Navigables de France (“VNF”), the owner of certain French waterways by whom the Company is currently charged in excess of €2.0 million (approximately US$2.6 million) annually in respect of rights of way (“ROW”) charges. The claim principally asserts that the ROW charges are discriminatory and should conform more closely to the charges levied by the highway and road authorities in France. On the basis that this claim was filed by way of an “opposition procedure”, Viatel Operations is entitled to withhold payment of ongoing charges as they fall due. On this basis Viatel Operations has withheld payment of ROW charges for each of the years 2004 through to 2007, amounting in aggregate to approximately €8.2 million (approximately US$10.8 million) in respect of withheld charges. If Viatel Operations is unsuccessful in its claim, it will likely be required to pay all outstanding fees together with interest, the interest being estimated to amount to as much as approximately €150,000 (US$198 approximately). Viatel Operations has not accrued for interest charges or other costs (additional to the repayment of withheld fees) that could result from an adverse decision.
     Similar claims in respect of ROW charges were commenced against each of: (1) Societe Anonyme de Gestion des Eaux de Paris (“SAGEP”); (2) Ville de Paris (“VDP”); and (3) Compagnie Nationale du Rhône (“CNR”). The amounts of the claims being, respectively, approximately €1.2 million (approximately US$1.6 million) against SAGEP; approximately €1.4 million (approximately US$1.8 million) against VDP; and approximately €1.2 million (approximately US$1.6 million) against CNR.
     In relation to the proceedings against SAGEP, Viatel Operations had again withheld payment of the fees due, although it had accrued for these charges. In July 2005, SAGEP terminated the network agreement

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(the“SAGEP Network Agreement”) under which Viatel Operations was permitted to have its network installed on the SAGEP land. Viatel Operations applied for, and was granted, a suspension in relation to such termination pending a decision upon the merits of the case. In two judgements rendered on July 28, 2006, the Administrative Court of Paris: (1) rejected the claim of Viatel Operations as regards the fees; and (2) confirmed the termination of the SAGEP Network Agreement. Viatel Operations entered into a settlement agreement with SAGEP as of October 5, 2006, under which Viatel Operations agreed to pay all outstanding fees of approximately €540,000 (approximately US$713) and SAGEP withdrew its notice of termination of the SAGEP Network Agreement.
     In relation to the action against CNR, in a judgement dated June 14, 2006, the Administrative Court of Lyon rejected the claims of Viatel Operations and ordered the company to pay to CNR the outstanding amounts due with respect to ROW charges that had been withheld (approximately €410,000 for 2004 (approximately US$541) and approximately €450,000 (approximately US$595) for 2005) plus interest. Viatel Operations lodged an appeal against this decision on August 25, 2006. The judgement of the Court of Appeal is not expected before 2008.
     No decision has yet been rendered with respect to the legal proceedings against VDP; a final decision is now expected during 2007. All fees due to VDP have been paid in full such that no further monies would be payable were Viatel Operations to lose its claim for reimbursement.
     It should be noted that the outcome of the legal claims with respect to the ROW charges may be substantially influenced by the implementation of a Government decree which, with effect from January 2006, imposed both a maximum fee level that the owners of the various waterways and sewers can charge with respect to the grant and use of ROW on the public domain and an obligation on the relevant landowners to justify their fees on objective grounds
     Following the decree, in relation to the VNF claim, the court dealing with this matter appointed, with effect from January 2006, two experts to assess the level of fees that VNF can reasonably charge. It is anticipated that the report from the experts will be published at the beginning of 2008 with a final court decision to follow within a further nine months. The final outcome with respect to both proceedings cannot be predicted at this stage, although Viatel Operations has in the past received strong advice from counsel in support of its claims.
     Viatel Operations has previously been engaged in a dispute which arose as a result of the early termination of a lease agreement dated September 29, 1999. The lessor had claimed payment of: (a) an early termination indemnity in the amount of €30,000 (approximately US$40); and (b) the cost of fit-out works which, according to the lessor, Viatel Operations was under an obligation to perform under the lease. When the dispute first arose, the lessor chose to quantify the amount of the fit out works as €856,000 (approximately US$1.1 million). Viatel Operations denied that it was under any obligation to carry out the fit-out works, the lease being permissive in this regard, not obligatory. In February 2005, the lessor issued proceedings requesting payment of the early indemnity, a provisional payment from Viatel Operations of €70,000 (approximately US$92) for reinstating the property and, finally, the appointment of an expert by the French court in order to assess the cost of reinstating the property on the basis of the schedule of fit-out works appended to the lease. However, the lessor sold the property in 2005 and indicated that it would then amend its claim to seek to recover the capital loss it had suffered when it sold the premises, the allegedly required

VIATEL HOLDING (BERMUDA) LIMITED
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
works not having been carried out. No indication of the quantum of such capital loss was given. Accordingly, the lessor withdrew its original claim in September 2005. Despite the indication that an amended claim would be made, no proceedings have been initiated with the court; the period within which an amended claim would be permitted expires in September 2007. No accrual has been made in relation to any potential liability connected to this dispute.
     Viatel Operations was also in dispute regarding a second lease termination – this time with respect to the termination of a lease agreement dated May 4, 2000 relating to premises in St. Denis, France. The lessor was claiming the termination to be both procedurally and substantively defective, and was consequentially claiming the balance of all payments due under the lease, amounting in aggregate to €12.7 million (approximately US$16.8 million). Viatel Operations received strong advice in support of its position and, in addition to its defence, also filed a counter-claim for an indemnity of €13.4 million (approximately US$17.7 million). Both the lessor and Viatel Operations agreed in October 2006 on a mediation process. On March 29, 2007, the parties agreed to the following: (1) both parties waive their respective claim with no payment being due by either party; and (2) each party bears its own costs incurred in relation to the proceedings. The withdrawal of the respective proceedings was confirmed by judicial order of May 24, 2007.
     The Company’s UK subsidiary, VTL (UK) Limited (“VTL (UK)”), was previously in dispute with a company which had provided it with financial advice, in particular with respect to its employee benefits programme. The financial advisor claimed in March, 2005 an unlawful termination of its engagement with VTL (UK) and indicated a potential related damages claim of over £100,000 (approximately US$196). VTL (UK) has been advised that it has strong grounds both to defend any such claim and to bring a counterclaim in respect of the breach by the financial advisor of various express and implied contractual terms relating to its former engagement. No formal demand has to date been received from the claimant and no accrual has been made in relation to any potential liability connected to the dispute.
     The Company’s UK subsidiary, Viatel Holding (Europe) Limited (“Viatel Europe”), is a defendant to an action brought by two companies Cityhook Limited and Cityhook (Cornwall) Limited (together “Cityhook”), which are claiming damages as a result of an alleged infringement of E.C. and/or UK competition law.
     The dispute arises from the activities of the trade association, the UK Cable Protection Committee (“UKCPC”). Cityhook alleges that the UKCPC and certain of its members engaged: (1) in a boycott of Cityhook technology for landing submarine telecommunications cables, contrary to the rules prohibiting agreements with an anti-competitive object or effect (Chapter I of the Competition Act 1998 and/or Article 81 EC) and/or the rules prohibiting an abuse of a dominant position (Chapter II of the Competition Act 1998 and/or Article 82 EC); (2) in a “vertical restraint” imposed on potential Cityhook customers to boycott any company in the sub-sea cable laying chain having any commercial dealings with Cityhook, contrary to Chapter II of the Competition Act 1998 and/or Article 82 EC; and (3) in the tort of deceit by concealment of the events allegedly constituting the boycott and vertical restraint referred to above.
     Cityhook commenced its claim in the High Court in England on March 24, 2006. Viatel Europe is named as one of a total of 24 defendants and Cityhook claims that it participated in the boycott and the deceit (but not the vertical restraint). The other defendants consist of the UKCPC and its members. Viatel Europe was only incorporated after the last alleged act of anti-competitive activity and had no involvement with it. However, Viatel U.K. Limited (In Liquidation), a former subsidiary of the Predecessor which has now been

VIATEL HOLDING (BERMUDA) LIMITED
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
dissolved, did participate in meetings of the UKCPC at the relevant time. One of the issues in the dispute is whether any liability potentially owed by Viatel U.K. Limited (In Liquidation) may have passed to Viatel Europe.
     Cityhook is claiming “not less than £300,000” (approximately US$588) in damages. Such damages have not yet been particularised and it is not possible at this stage to estimate the potential liability of Viatel Europe.
     Cityhook’s pursuit of its claim followed a decision by the Office of Fair Trading (“OFT”) to close for administrative reasons in June 2006 its own investigation into the alleged competition law infringements. Cityhook’s claim in the High Court was stayed pending appellate review by the Competition Appeal Tribunal (“CAT”) of that decision. On April 3, 2007, the CAT ruled that the appeal to it was inadmissible.
     Cityhook has agreed in principle that that the proceedings against Viatel Europe and other defendants should continue to be stayed until determination of all of the following: (1) any appeal by Cityhook against the decision of the CAT referred to above; (2) separate proceedings which have been brought by Cityhook in the High Court for judicial review of the OFT’s decision to close its investigation; and (3) any reference back to the OFT for further investigation.
     No amounts have been accrued in respect of any of the claims brought by Cityhook.
     Fibrelac, a company acting on its own behalf, and on behalf of other telecommunications operators including the Company’s Swiss subsidiary, Viaphone AG (‘‘Viaphone’’), has filed claims against three Swiss Cantons in relation to the build of a telecommunications network. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on provisions of the Swiss Telecommunications Act including those dealing with the absence of compensation in case of access to public domain. The claims also seek to obtain a declaration of ownership of the ducts. Claims have been filed against all three cantons. Were the claims to be successful, Viaphone would be entitled, based on various agreements, on a pro rata basis (allocated pro rata by duct) to approximately CHF 10,000,000 (approximately US$8.0 million) together with interest at 5% per annum from late 2000. The cantonal courts of Bern and Basle have recently dismissed the claims in relation to their respective cantons and Fibrelac lodged an appeal against these decisions with the Swiss Supreme Court. The cantonal court of Aargau has decided, in agreement with Fibrelac, to stay the proceedings until the Swiss Supreme Court decides on the above appeals since the legal issues are very similar, if not identical. The Swiss Supreme Court is expected to issue its decision at the earliest in the third quarter of 2007. In the event that Fibrelac succeeds on the merits, the matter will be sent back to the cantonal courts for the determination of the quantum of Fibrelac’s claims. In such case, either a settlement would be reached with the cantons which would allow for the disputes to be expedited or the proceedings would continue for an additional period of about two years.
     The Company’s Dutch subsidiary Viatel Global Communications B.V. (“VGC”) has on its own account re-located certain network infrastructure in connection with the reconstruction of the A-12 highway. VGC (and other like operators) claim that the Dutch State (the “State”) is liable to pay the relocation costs; the State denies any liability in this regard. The amount claimed by VGC to date is approximately €180,000 (approximately US$ 238). Apart from the civil proceedings, VGC and the other operators have requested the Onafhankelijke Post en Telecommunicatie Autoriteit (the “OPTA”), to issue its own decision regarding the relocation costs.

VIATEL HOLDING (BERMUDA) LIMITED
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     KPN Telecom B.V. (“KPN”) has claimed amounts as being due from a number of operators, including VGC, in respect of the relocation of network infrastructure owned by KPN and other operators; KPN was required to carry out such relocation pursuant to an arbitral direction. The amount claimed from VGC is approximately €217,000 (approximately US$ 286). VGC has denied any liability to pay such sum.
     As previously noted, any adverse decision in all or any of the ongoing proceedings summarised above regarding ROW charges in France could render the operation of all or part of the Company’s network in France uneconomical and, in the event of any inability on the part of the Company to maintain the ROW and/or any requirement to make payment of any of the currently withheld ROW fees in connection with the VNF proceedings, could have a material adverse effect on the Company’s financial position and on its ability to operate the European Network. Subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operation.
(c) Amounts due from Liquidators of bankruptcy estates
     As a result of the Plan of Reorganization, the Company has claims against the bankruptcy estates of certain subsidiaries of Viatel, Inc. As at December 31, 2006, and December 31 2005, estimates were made as to the expected recoveries of US$nil and US$1.6 million respectively based upon all available information. Actual recoveries will vary depending upon the success of the liquidators in realizing the value.
(d) The Employee Benefit Trust (“EBT”)
     Under the terms of the EBT, which was formally established in July 2005, contributions are to be made, in either cash or equity, with recommendations to the trustee that such contributions be allocated to sub-funds established for the benefit of these individuals (and their families); such contributions are at the discretion of the Board and are to be made in connection with specified “liquidity events” and/or by way of discretionary bonus awards. The value of the awards linked to the “liquidity events” could potentially, in aggregate, equal 5% of the equity value of the Company (as such term is defined in the EBT) where the equity value is at least $100 million and potentially up to 10% of the equity value, where the equity value is $350 million or more (with interpolated values in between $100 million and $350 million on a pro rata basis). No expense has been recognized as a liquidity event is not probable.
     Existing awards under the EBT vested in tranches as between April 21, 2005 and April 21, 2007, in accordance with the relevant individual’s terms of employment and subject to the individual’s continued employment through each applicable vesting date.
     During the course of 2006, discretionary bonuses totaling £300,000 (approximately US$555) were awarded in respect of three members of senior management. These bonuses were delivered in the form of contributions to the EBT, together with recommendations to the trustee as to how the value should be allocated within the EBT for the benefit of specified individuals and their families and dependents. In addition, the Remuneration Committee has recommended that further discretionary bonuses totaling £250,000 (approximately US$490) be awarded in respect of five members of senior management. Again, these bonuses are proposed to be delivered in the form of further contributions to the EBT, together with recommendations

VIATEL HOLDING (BERMUDA) LIMITED
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
to the trustee as to how the value should be allocated within the EBT for the benefit of specified individuals and their families and dependents. Under the terms of the EBT, however, it is the responsibility of the trustees to determine such an allocation.
     The trustees are in sole control of the EBT, hence the EBT has not been aggregated within the consolidated financial statements.
(12) Segment and Geographic Data
     The Company’s sole operational activity relates to the provision of telecommunications services. The Company’s management uses financial data internally to make operating decisions and assess performance based upon its two principal activities of retail and wholesale services. Following the adoption of the Company’s business plan in August 2003, the Company has reported revenue data separately for these two activities, retail and wholesale. It has not been possible to allocate certain costs of sales, nor selling, general and administration costs between these activities.
     The revenue generated by segment and geographic location of customers is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Total Retail Business – United Kingdom	25,207	15,361	9,600
United Kingdom	1,874	1,369	960
Switzerland	440	330	373
Western Europe	4,605	2,290	2366
North America	1,341	1,209	676

Total Wholesale Business	8,260	5,198	4,375

Total Revenue – Continuing Operations	33,467	20,559	13,975

     In the year ended December 31, 2006 revenue from customers located in the United Kingdom represented 80% (2005 – 81%, 2004 – 76%) of total revenue. No other country represented greater than 10% of total revenue.
     For the years ended December 31, 2006, 2005 and 2004, no individual customer accounted for greater than 10% of revenues.
     It is impractical to disclose the revenues for each product and service separately.

VIATEL HOLDING (BERMUDA) LIMITED
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(13) Valuation and Qualifying Accounts
     Reserves and allowances deducted from asset accounts:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Allowances for doubtful debts
Balance at beginning of period	(644)	(1,567)	(1,648)
Additions charged to costs and expenses	(471)	(3,219)	(883)
Utilizations	664	4,142	964

Balance at end of period	(451)	(644)	(1,567)

(14) Authorized Share Capital
     At a Special General Meeting held on April 6, 2004 the Company resolved, among other things, that: (1) the authorized share capital of the Company be increased to US$2.5 million by the creation of an additional 150,000,000 common shares; and (2) one common share of the Company be redesignated as a new special share (the “Special Share”). The Special Share was issued to a trustee acting on behalf of the Investors (and their transferees). The Special Share was issued with such rights as are required to enable the Investors (and their transferees) to exercise the various Investor rights provided for under the April 2004 financing documentation. The Special Share has been granted weighted voting rights (nine votes for every one vote cast by other Shareholders) to ensure it can carry any relevant vote in a general meeting: to the extent that, therefore, a vote of the Shareholders is required by Bermuda law, such actions are able to be taken with the consent alone of the holder of the Special Share.
(15) Related Party Transactions
     Morgan Stanley was considered to be a related party throughout 2006 by virtue of its significant shareholding in the issued share capital of the Company.
     In connection with the April 2004 Financing, Morgan Stanley, Värde and our CEO Lucy Woods purchased 2004 Notes in the principal amounts of US$36.0 million, US$10.0 million and US$250 respectively. During 2006, additional 2004 Notes to the value of US$1.6 million, US$0.4 million and US$11 were issued to Morgan Stanley, Värde and Lucy Woods, respectively, in lieu of the interest accumulated to January 15, 2006 and additional 2004 Notes to the value of US$1.6 million, US$0.5 million and US$11 were issued to Morgan Stanley, Värde and Lucy Woods, respectively, in lieu of the interest accumulated to July 15, 2006.
     In connection with the July 2005 Financing, Morgan Stanley, Värde and Stonehill purchased Senior Notes in the principal amounts of US$12.9 million, US$3.1 million and US$300, respectively. During 2006, additional Senior Notes to the value of US$800, US$200 and US$20 were issued to Morgan Stanley, Värde and Stonehill, respectively, in lieu of the interest accumulated to January 15, 2006 and additional Senior Notes to the value of US$850, US$200 and US$10 were issued to Morgan Stanley, Värde and Stonehill, respectively, in lieu of the interest accumulated to July 15, 2006.
     In connection with the March 2006 Financing, Morgan Stanley, Värde and Stonehill purchased Senior Notes in the principal amounts of US$6.9 million, US$1.7 million and US$200, respectively. During 2006,

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
additional Senior Notes to the value of US$290, US$70 and US$7 were issued to Morgan Stanley, Värde and Stonehill, respectively, in lieu of the interest accumulated to July 15, 2006.
     In connection with the December 2006 Financing, Morgan Stanley, Värde and Stonehill purchased Senior Notes in the principal amounts of US$10.3 million, US$2.5 million and US$200, respectively.
(16) Subsequent events
     On April 3, 2007, Morgan Stanley, Värde and Stonehill purchased Senior Notes in the principal amounts of US$10.3 million US$2.5 million and US$249,000 respectively. These Senior Notes were issued on substantially the same terms as the Senior Notes issued under each of the July 2005 Financing, the March 2006 Financing and the December 2006 Financing.
     On June 27, 2007, the Company entered into the Amendment with each of Morgan Stanley, Värde and Stonehill by which it was agreed that the maturity date of each of the Senior Notes be extended from July 1, 2007 to July 1, 2008. In consideration for such extension of the maturity date, it was further agreed that the interest rate applicable as at July 1, 2007 on each of the Senior Notes be increased by 1% per annum with effect from July 1, 2007.